UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless Delivers FirstNet Ready™ LTE Router for Public Safety Applications

Sierra Wireless AirLink® MG90 High-Performance Multi-Network In-Vehicle Router with AirPrime® EM7511 Embedded Module Certified and Approved for Operation on FirstNet in the U.S.

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 28, 2018--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced its AirLink® MG90 High-Performance Multi-Network Vehicle Router, based on its AirPrime® EM7511 embedded module, is certified and approved for use on FirstNet. This is the first device of its kind to achieve the FirstNet Ready™ designation.

FirstNet is the nationwide public safety communications platform dedicated to America’s first responders. Being built with AT&T*, in public-private partnership with the First Responder Network Authority (FirstNet Authority), FirstNet is bringing public safety agencies a much-needed technology upgrade to help them connect to the critical information they need.

The FirstNet Ready AirLink MG90 router supports FirstNet’s First Priority™ – which includes priority and pre-emption for first responders – and FirstNet’s 700MHz Band 14 spectrum. The AirPrime EM7511 LTE-Advanced Pro Embedded Module was also recently approved by AT&T and is the first embedded module available for the FirstNet™ network.

“We’re pleased to welcome Sierra Wireless to the FirstNet ecosystem,” said Chris Sambar, senior vice president, AT&T – FirstNet. “The more tools public safety has access to on their network, the more we can help them achieve their mission. Sierra Wireless already has a well-established relationship with the first responder community, and with the FirstNet Ready designation, first responders can be confident that Sierra Wireless’ AirLink MG90 router is a trusted solution that meets FirstNet’s standards for relevancy, high security and performance.”

Before being certified and approved for use on FirstNet, devices are subject to hundreds of tests that cover a number of aspects, from security and durability to network impacts. This helps make sure that they can meet the needs of first responders.

The AirLink MG90, a high-performance vehicle multi-networking platform, is purpose-built to provide secure, always-on connectivity for mission-critical applications in public safety, transit and field services. The newest AirLink MG90 variant supports LTE-Advanced Pro (Cat-12 speeds) and can switch seamlessly between FirstNet Band 14 wireless spectrum and other U.S. commercial mobile networks, with dual concurrent Gigabit Wi-Fi and Gigabit Ethernet and extensions to Land Mobile Radio (LMR) and satellite systems. Part of the AirPrime EM75 Series, the new EM7511 embedded module provides 4G LTE Advanced Pro Cat-12 coverage, including FirstNet Band 14, with 3G fallback and integrated GNSS, delivering up to 600Mbps downlink speed and 150Mbps uplink speed. The EM7511 module will enable IoT device manufacturers to deliver new solutions to the public safety community.

“Sierra Wireless has been helping advance first responders’ communications capabilities for more than 15 years, allowing public safety organizations to deploy reliable and cost-effective wireless solutions,” said Jason Krause, senior vice president and general manager, Enterprise Solutions, Sierra Wireless. “More than half of the top 100 public safety agencies in the U.S. rely on Sierra Wireless products for mission-critical communications. We’re proud to collaborate with the FirstNet Authority and AT&T to support the FirstNet initiative to keep first responders and communities safer, and we will expand our portfolio of FirstNet Ready™ products in the coming months.”

Availability

EM7511 modules are available now for OEM testing and integration. AirLink MG90 routers with support for LTE-Advanced Pro and FirstNet Band 14 are commercially available today through Sierra Wireless’ authorized channel partners. Options to upgrade existing AirLink MG90 units that are already currently deployed are also available. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Resources

  Live webinar: Learn more about FirstNet and the MG90 LTE router for public safety on Thursday, July 19, at 8am Pacific Time. Register at: https://cc.callinfo.com/r/1dwnausyfym1a&eom.
  On-demand webinar: My State Has Opted in to FirstNet ... Now What?
  On-demand webinar: Transforming Public Safety Communications with a FirstNet Ready™ solution – Chester County Story
  Whitepaper: The last 4G technology jump before 5G: What LTE-Advanced Pro means for the IoT
  Blog: Top 3 Questions Public Safety Agencies Should Answer When Developing a FirstNet Strategy

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless”, “AirLink” and “AirPrime” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

*About AT&T Communications

We help family, friends and neighbors connect in meaningful ways every day. From the first phone call 140+ years ago to mobile video streaming, we innovate to improve lives. We have the nation’s largest and most reliable network and the nation’s best network for video streaming.** We’re building FirstNet just for first responders and creating next-generation mobile 5G. With DIRECTV and DIRECTV NOW, we deliver entertainment people love to talk about. Our smart, highly secure solutions serve over 3 million global businesses – nearly all of the Fortune 1000. And worldwide, our spirit of service drives employees to give back to their communities.

AT&T Communications is part of AT&T Inc. (NYSE:T). Learn more at att.com/CommunicationsNews.

AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc. Additional information about AT&T products and services is available at about.att.com. Follow our news on Twitter at @ATT, on Facebook at facebook.com/att and on YouTube at youtube.com/att.

© 2018 AT&T Intellectual Property. All rights reserved. AT&T, the Globe logo and other marks are trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks contained herein are the property of their respective owners.

**Coverage not available everywhere. Based on overall coverage in U.S. licensed/roaming areas. Reliability based on voice and data performance from independent 3rd party data.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Media:
Kim Homeniuk, +1-604-233-8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1-604-231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	June 28, 2018